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                                                           FOR IMMEDIATE RELEASE

                TURKCELL EXTRAORDINARY GENERAL MEETING POSTPONED

Istanbul, Turkey: October 30, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, announced that the Extraordinary General Meeting ("EGM") scheduled to convene today was postponed. The new date has not yet been scheduled.

Two proxies representing Turkcell Holding A.S., which holds 51% of the share capital of Turkcell and which is jointly owned by the Cukurova Group and TeliaSonera, were present at the EGM but could not agree how to vote the shares owned by Turkcell Holding. As a result, the representative of the Ministry of Trade has postponed the meeting.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 1.9 million subscribers as of June 30, 2003.

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For further information please contact:


Contact:

Turkcell                                  Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212/313-1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
or                                        Toby Moore
                                          Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations         Email: toby.moore@citigatedr.co.uk
Tel: + 90-212/313-1290                    or
Email: mehmet.sezgin@turkcell.com.tr
investor.relations@turkcell.com.tr        United States:
                                          Victoria Hofstad/Jessica Wolpert
Media:                                    Tel: +1-201-499-3500
Zuhal Seker, Corporate Communications     Email: victoria.hofstad@citigatefi.com
Tel: + 90-212/313-2330                    jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr